ANNUAL REPORT

Rentberry, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

www.rentberry.com

In this report, the term "Rentberry," "we," "us," "our," or "the Company" refers to Rentberry, Inc. and our subsidiaries on a consolidated basis.

The company, having offered and sold Common Stock and SAFE Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. A copy of this report may be found on the company's website at https://rentberry.com/reports.

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FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY'S BUSINESS

Rentberry was destined to be created after the founders spent almost a month searching for rental properties in San Francisco, California. They experienced the frustration involved with submitting rental applications, enduring bidding wars with other prospective tenants and going through uncomfortable face-to-face negotiations with landlords. They consistently lost apartments to other applicants because of the lack of transparency in the rental process as they had no idea if there were other applicants who were willing to offer more than the original asking price established by landlords.

Moreover, once they rented an apartment, they had to freeze thousands of dollars for a rental security deposit even though they had excellent credit reports, employment histories and references.

The time-consuming, costly and unnerving process of finding an apartment made them question the efficiency of the traditional long-term rental process. Having lived and worked on different continents and having investors from various countries, they know firsthand that the same problems with long-term rentals exist not just in the United States but at an international level. Classified websites (such as Craigslist, Zillow, etc.) offer no real value to users other than pictures and descriptions of the properties. Rentberry, however, has developed a fully closed-loop home rental ecosystem that offers full transparency, ability to save on rental security deposits and allows for all the rental tasks to be completed in one place.

Overview

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015 and has headquarters in San Francisco, California. The Company develops technology platforms aimed at disrupting the residential, commercial and senior housing rental markets. The Company has developed several platforms under different brand names: "Rentberry," "Floorly," and "Happy Seniors." The Company's main platform, Rentberry, is a home rental solution designed to make the rental process less costly, more convenient and secure. In addition, the Company owns other platforms through its two subsidiaries:

- Floorly, Inc. ("Floorly"), which is 99% owned by the Company, was incorporated under the laws of the State of Delaware on January 13, 2020, with the intent of taking Rentberry's platform and applying it to the commercial real estate market. The release of Floorly is postponed until the end of 2023.

- Happy Seniors, Inc. ("Happy Seniors"), which is 100% owned by the Company, was incorporated under the laws of the State of Delaware on February 25, 2020 with the intent of taking Rentberry's platform and applying it to the senior housing market.

In its next phase, the Company plans to develop a new type of mid-term residential rental market. As part of this plan, the Company plans to onboard real estate throughout the United States, Europe and Asia to serve as mid-term rental properties exclusively on the Rentberry platform. Tenants will be able to stay between 3 months to 12 months at fully furnished properties with no security deposits. The Company plans to onboard homeowners and manage properties on their behalf and exclusively rent them via Rentberry platform. This way, Rentberry, will establish a new trend that will allow people to live and work from home at various locations in what we believe will be a much cost-efficient way than renting AirBnb/hotel and without entering into long term contracts and freezing thousands in security deposits. This new trend will be called "Flexible Living".

Rentberry through technology is on track to reduce traditional frustrations, scam rates, time delays, and friction points in the rental process to benefit both tenants and landlords. And most importantly, Rentberry will also help unfreeze millions of dollars tied up rental security deposits.

Although the costs and characteristics of housing vary across the world, residents of many countries experience the same problems in the home rental space. Rentberry's mission is to offer a solution that will be equally efficient for residents across international borders.

Principal Products and Services

The Company has developed IT solutions for residential and senior homes markets:

- Rentberry, our flagship platform, aimed at the home rental market; and

- Happy Seniors, a platform focused on the senior housing market.

Also, the Company plans to enter the property management segment and onboarding of homeowners. The properties that the Company will onboard will be exclusively rented via the Rentberry platform. This way Rentberry will have a closed rental cycle where it will own and exclusively manage properties and rent them out via its IT infrastructure – rentberry.com platform.

Rentberry Platform

Rentberry platform offers landlords and tenants a contact-free, transparent and automated means of renting properties that includes an auction component. We believe the current method of comparing rents between nearby homes and apartments is time consuming and does not help landlords price properties for rent with accuracy. Rentberry creates a transparent and accurate way for tenants and landlords to agree on rent and security deposits by allowing tenants to negotiate rental terms directly through Rentberry platform. Rentberry also streamlines the rental process by allowing tenants to complete their applications online, provide financial and other relevant information to potential landlords across our platform, and e-Sign rental agreements. Rentberry also feature a rent payment tool and communication tools for requesting and scheduling tours and maintenance requests. We also recently added a feature that allows for prospective tenants to take virtual tours using our 360/VR capability and to purchase renter's insurance through Rentberry platform.

Some of the automation includes:

- Searching properties globally;

- Performing virtual tours;

- Submission of offers utilizing auctioning technology;

- Screening tenants;

- Selecting the best and/or most suitable candidates;

- Negotiating the terms;

- Saving on rental security deposits;

- E-signing contracts;

- Paying rent online;

- Promoting and syndicating listings;

- Submitting maintenance requests;

- Storing all the data and signed contracts online, and;

- Enabling landlords to stay connected with tenants.



On our Rentberry platform, we have listings in over 80 countries and in more than 20,000 cities across the United States. As of December 31, 2022, Rentberry's platform hosts more than 9,000,000 properties and in 2022 crossed 2M monthly active users ("MAU"). The MAU is defined by Google Analytics as people who perform any action on the Rentberry web platform and iOS/Android mobile apps, such as property search, submission of applications, performing credit checks, etc. We obtain listings directly from the landlords and homeowners and through our agreements with real estate companies. We currently have partnered with more than 60 leading real estate companies around the world. We aim to grow our network of partnerships to more than 100 companies in 2023.

The Company has also already successfully tested its monetization channels for the Rentberry platform. Throughout 2023, the Company plans to continue releasing new monetization functionality. We also expect to begin offering third party services related to rentals through our platforms. We remain in the early stages of our development and our activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop and improve the platforms that will attract users.

We aim to keep our landlords and tenants engaged on our platforms. By allowing document storage, centering rent payment, maintenance requests and other service communications on

Rentberry, both landlords and tenants will continue to visit our platform.

We have successfully finished testing various monetization channels and plan to start monetizing our platform in a number of ways. First, we would collect fees based on traditional steps in the rental market, but due to automation that we provide, at significantly reduced rates. For example, we anticipate collecting a fee for each tenant application, but instead of the typical $75-$100 fee, Rentberry would charge a fee of $20 - $30. Other fees we anticipate collecting include fees for promoting properties on the platform ($50 for a thirty days promotion per property), monthly access fees to be paid by landlords, property management companies, agents/brokers ($25-$50 for thirty-day access), as well as advertising fees from Google AdSense. Concurrent with the collection of fees, we have begun offering third party services on our platform. Last year, we entered into an agreement with Sure, Inc., for the provision of insurance products for both landlords and tenants through our platforms. In addition, we plan to monetize referrals and leads in 2023. As we know the duration of the rental agreements, we plan sell the leads to the moving companies (expected rate $5-$7 per non-exclusive lead), as well as selling referrals to the local businesses/credit card companies (who will be able to target our members with promotions and credit card offers).


Virtual Tour
Tenant Screening
Complete Application Process
Service Providers
Rent Negotiation
All-in-one Rental Ecosystem
Online Data Storage
Lease eSign
Property Promotion
Rental Payments
Rentberry Platform
Convenience
Efficiency
Security
Automation

Rentberry Platform Benefits

<u>*Focused Property Search*</u>

Tenants display filtered results with a detailed analysis of key information relating to each listed property. This includes:

- Seamless searches for properties in the desired area using extensive filtering capability (e.g., size, price, preferred amenities, etc.);

- Online scheduling of open-house visits in order to see the properties and meet the landlords; and

- An internal and secure communication system that allows potential tenants to contact landlords without bothering them with phone calls and/or emails.

Property Marketing & Syndication

Landlords have the ability to list any property on the platform with a specified asking price and include detailed information on the given rental unit. Landlords can promote listings on rentberry.com or syndicate to additional rental sites for increased reach and visibility.

Transparent Application Process

Incomplete or less than desired credit profiles indicate that the rental application can be denied or putting down a higher security deposit can be required. That is why Rentberry has developed a transparent rental application functionality to benefit tenants and landlords. Tenants are able to submit applications online without bothering landlords and mailing/emailing confidential information (e.g., SSN, passport numbers, bank account information, etc.). During this process, tenants are able to:

- Analyze demand for the property and relevant information in offers submitted by other applicants;

- Customize offers in real-time based on demand thus increasing the chances of securing the property using our proprietary auctioning technology; and

- Negotiate pricing factors (e.g., rent, security deposits, lease duration).

Auctioning Technology

All rental applications are collected in a user-friendly format with the option to accept or reject any application with a single click. Rentberry's auctioning technology ensures transparency and fair competition, and ensures that landlords are able to:

- Reduce vacancy rates by seamlessly addressing pricing in depressed market conditions;

- Capitalize on hot markets by extracting the most value from their properties; and

- Select tenants based on data points beyond the amount they are willing to pay.

The Rentberry auctioning technology is part of what we believe to be one of the platform's unique value propositions.

The Auctioning Technology's core purpose is to ensure that landlords price their properties optimally in both hot and slow markets, while potential tenants are afforded complete visibility on competing offers and offered the ability to seamlessly negotiate rental terms online.

Online Rent Collection

Rentberry allows tenants to make their rental payments on the platform. This means no more bounced checks, unrecorded cash transactions, or long wait times for receiving payments. A history of rent payments will be appended to the tenants' private profile and will be used by future landlords to analyze tenants and their ability to pay rent on time.

Saving on Rental Security Deposits

There is more than $500 billion locked in rental security deposits worldwide. From the time tenants turn 18 and until they buy their first property, most people rent. As tenants switch rental units, the security deposits that they put down are continuously frozen with different landlords. The Company's auctioning technology allows tenants to negotiate rental terms. Therefore, quality tenants can rent apartments and receive discounts in security deposits or rent properties without security deposits. This will allow qualified tenants who might otherwise not be able to afford a security deposit to rent an apartment and give landlords access to a larger pool of qualified applicants and increase their ability to rent apartments in a short period of time.

Moreover, the Company plans to onboard properties and start managing properties on behalf of other homeowners. All those properties will be leased with no security deposits for a mid-term duration.

Rental Contract Execution

Applicant With Highest Offer
Rent Offer
$2,200
Deposit Offer
$3,000
Credit Score
780
Monthly Salary
$6,500
Pets
Roommates
1. Your Offer
2. Additional Info
Medium Demand
6 Applications
679
Average Credit Score
Show Details
Monthly F
$2,000
$3,000
Match Highest
Beat Highest
Highest Offer: $3,000
Graphical user interface, application, website, Teams
Description automatically generated
Next

Tenants can securely and safely execute a legal contract via Rentberry platform. This can be done in seconds without wasting paper or crucial time. All executed agreements are stored in the platform and can be accessed 24/7 by the tenants and landlords.

Maintenance Requests

Once the property is rented, tenants are able to conveniently submit maintenance service requests to the landlords. All requests are stored in the system and abled to be accessed at any time in case of disputes in the future. Tenants who record this activity on the Rentberry platform will have proof that they reported issues in a timely manner, thereby reducing the potential for liability for additional damage that they allegedly failed to report promptly, or not at all.

In the future, Rentberry plans to partner with third-party service providers (such as handyman, plumbers, etc.) and invite them (individual or corporate clients) to join the platform. They will specify the services that they offer, the location that they serve and the price for each service rendered. Landlords and tenants will be given the ability to select and order services from their portals on the Rentberry platform.

Properties Owned & Exclusively Managed by Rentberry

Over the next several years, the Company plans to develop a new type of mid-term residential rental market and offer a new "Flexible Living" solution to the tenants, where they will receive flexibility in renting properties without security deposits and long-term lease commitment. As part of this plan, the Company intends to onboard properties throughout the United States, including Austin, Los Angeles, Miami, Chicago and Boston, which the Company anticipates leasing from minimum of three months to maximum of one year on the Rentberry platform. The Company also expects to onboard properties in the United Kingdom, Australia, New Zealand, France, Germany, Italy, Spain, Portugal, Ukraine, China and South Korea and other countries in Europe and Asia to serve as mid-term rental properties on the Rentberry platform.

The Company sees much bigger potential in a mid-term rental housing market in lieu of short-term rentals, such as Airbnb and long-term rentals, such as Craigslist. The Company plans to achieve a capitalization rate from the new rental model between 8% - 12%.

Market

A technological evolution has led to the disruption of multiple sectors in recent years. The mid-term (from three months to one-year rental horizon) and long-term (over one-year rental horizon) rental industry has remained stagnant. Despite so many other industries having been successfully disrupted in recent years (retail, social media, transportation), the home rental space remains mired in tradition and lacks comparable innovation. The process of long-term rentals still results in frustration and lost time for both the owners of rental properties who are looking for additional income and potential tenants who are looking for a place to call home. There has not yet been a technological disruption significant enough to usher in a new – and better – way to rent. Here at Rentberry, we aim to change that.

Global practices still include listings in the form of simple classified ads in print publications or on sites like Craigslist, Zillow, Rightmove and Zoopla, which provide limited information about a particular property for prospective tenants and essentially no support for actionable items, such as the application process, contract execution, rent collection, and maintenance requests. Rentberry has built a functioning digital marketplace which will allow this entire rental application, negotiation and rental contracts process to be completed quickly and online.

It is still common practice to complete many tasks manually. This includes calling or emailing prospective tenants, manually screening applicants, and accepting paper checks or cash for rent payments. In addition, agents and brokers sometimes charge significant fees for minimal services, and landlords force tenants to freeze thousands of dollars in rental security deposits. International renters face problems qualifying to rent overseas as their credit scores and credit histories are only valid in their country of citizenship or in the country in which they are legally qualified to work and live in at the moment.

Moreover, we believe that COVID-19 will have a lasting impact on the work environment – allowing large number of people to work from home, thus giving them freedom to work and travel from various locations.

Using Rentberry, landlords and tenants in countries across the globe will have the opportunity to enjoy a transparent and universally applicable platform for mid-term and long-term rentals.

We also view our current market as including providers of services and products used by landlords and tenants, such as renter's and homeowner's insurance products. In the future, we expect to expand our market by developing a mid-term residential market. At this time, people who choose to rent their home are limited by long-term leases of 12 months or more. Short-term rentals are usually only a matter of days or weeks, and any longer stays become expensive. We believe the mid-term rental market has potential as our rentals will offer leases of a minimum of three months and a maximum of one year. All mid-term properties will be owned or exclusively managed by Rentberry, will be rented with no security deposit to qualifying tenants and will be offered fully furnished so tenants will not have the hassle and expense of moving furniture. We believe people will want to take advantage of mid-term rentals because of the change in work culture due to COVID-19 which allows more people to work from home. We expect consumers to be attracted to the possibility of choosing where to live for a half a year to a year and then moving to a new location without committing long term. We believe that by deploying this business model, we are removing obstacles in the rental space and becoming the forefront of the new market trend.

Competition

We compete with the classified websites (such as Craigslist, Zillow, etc.), property management software (such as, Cozy) and real estate agencies and rental offices. We believe that there are no companies on the market that offer the transparency and level of automation during the rental process that Rentberry provides. For example, Craigslist, still relies on a dated interface and its unstandardized approach causes users to seriously question its legitimacy and safety. Zillow is a little more modern than Craigslist, but it still does not allow a seamless "last-mile" rental process, which makes renting from it frustratingly slow. Cozy is strictly a property management software with limited functionality that is tailored to the rental payments. Finally, Airbnb, while being quite different from the other aforementioned competitors, does not focus on long-term rentals, the credit scores, or security deposits, among other issues.

Currently, homeowners and small to medium property management firms, when pricing properties must resort to using comparisons of similar nearby homes. Lacking expensive rental analytics tools, this subjective valuation makes it nearly impossible to price properties accurately. Additionally, outdated and inefficient platforms slow the search and application process, delaying potential income for the homeowners and wasting time for the tenants. Moreover, other platforms do not offer neither transparency nor full rental experience. Rentberry streamlines the entire process for both the homeowner and the tenant by automating all of the standard rental tasks, saving time for both parties, and ultimately facilitating the property rental at the true market price.

Employees

The Company currently employs 30 full-time and no part-time employees.

Seasonality

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. As part of our business model, we expect to see more Millennials deciding to live in mid-term housing that is pre-furnished due to a number of reasons. Initially, we believe people will want to change their location to avoid living in a COVID-19 hotspot. Also, "work from home" becomes a mainstream trend and we believe people will increasingly adopt a lifestyle that allows them to move to different climates or locations that suit them based on cost of living, climate, weather, access to better educational, medical or other service providers, and access to arts, culture and outdoor activities. We anticipate our mid-term rentals of 3 – 12 months will allow people to enjoy this lifestyle without having to move furniture or enter into a long-term leases of longer than 12 months.

Intellectual Property

The Company's platform is dependent on our extensive intellectual property, which was years in development. We rely on more than 350,000 lines of code that our engineers wrote and transferred to the Company. We designed our platform to incorporate proprietary solutions that are crucial to the platform's performance. Because of the architecture of our platform, key aspects of the platform's performance remain invisible.

We have applied for a patent on February 27, 2019, US#2020/0273094 A1. On August 27, 2020, we received Notice of Publication of Application by United States Patent and Trademark Office. We also have more than 60 trademarks, both word and logo, in multiple countries.

Litigation

Rentberry is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

The Company leases its office space in San Francisco, California and the Ukraine. In 2016, the Company leased co-shared office space in San Francisco under a membership agreement with payments based on utilization of the co-shared space. The lease is being renewed every year with an option to terminate at any time with 30 days written notice and month to month thereafter.

The Company also leases space in the Ukraine for developers and other contractors to work. The terms of the latest signed lease agreement is for the period January 1, 2022, through December 31, 2023, for $241,465. The total amount due for each lease was paid at the signing of the lease. There are no future commitments due under the leases. Due to the Russian invasion of Ukraine, we are no longer using this space, but anticipate using the space if the situation improves. See also "Risk Factors – The majority of our employees have been displaced by the Russian invasion of Ukraine."

We anticipate purchasing properties throughout the United States, Europe and Asia to develop as mid-term rental properties for our platform. In 2021, the Company purchased an apartment in Kyiv,

Ukraine, which is carried as a fixed asset on our balance sheet as at December 31, 2022, in the amount of $463,264. We recently sold the apartment at a loss due to the ongoing war in Ukraine. For details, see "Management's Discussion and Analysis – Liquidity and Capital Resources – Fixed Asset."

DIRECTORS AND EXECUTIVE OFFICERS

The company's executive officers and directors are as follows:

Name	Position	Age	Term of Office
Executive Officers:			
Oleksiy Lyubynskyy	CEO	39	Since August 28, 2015
Alex Svitiashchuk	Chief Technology Officer	29	Since November 1, 2022
Oleksandr Kotovskov	Head of Design	37	Since October 19, 2015
Directors:			
Oleksiy Lyubynskyy	Director	39	Since August 28, 2015
Oleksandr Kotovskov	Director	37	Since November 13, 2018
Alex Svitiashchuk	Director	29	Since November 1, 2022
Significant Employees:			
Oleksii Humeniuk	Chief Marketing Officer	34	Since March 14, 2016

Oleksiy Lyubynskyy, CEO and Director

Oleksiy Lyubynskyy is currently our Chief Executive Officer. He has served in that position since Rentberry was founded in August 2015. He is responsible for defining the Company's vision, overseeing business development and the capital raising process. Prior to joining Rentberry, Oleksiy co-founded CityHour, where he oversaw business development and investor relations. From May 2010 to December 2012, he was director of M&A at BIC Securities. In that position he was responsible for deal origination, performing due diligence and closing sell-side and buy-side M&A transactions. Oleksiy holds a B.A. degree in Economics and minor degree in Business Administration from University of California Berkeley.

Alex Svitiashchuk, Chief Technology Officer and Director

Alex Svitiashchuk is the Chief Technology Officer at Rentberry, a position he has held since November 2022, where he leads the engineering department and develops policies and procedures and use technology to enhance Rentberry platform. Prior to becoming CTO, Alex was serving as a lead full-stack engineer at Rentberry since January 2020. Prior to joining Rentberry, Alex was a Senior Software Developer at the Universal Commerce Group (January 2018 – January 2020).

Oleksandr Kotovskov, Head of Design and Director

Oleksandr Kotovskov is the Head of Design at Rentberry. Since Rentberry was founded, he has been responsible for creating the visual style of the product, user experience, managing design processes, and bringing design thinking to the Company. Prior to joining Rentberry, Oleksandr was a Senior UI/UX designer at Alty, creating interfaces for one of the largest banks in Europe, and various clients from the US. He has started his professional career in 2010. Oleksandr holds master's degree in Information Systems Management from Ukrainian National Academy of Culture and Arts Management.

Oleksii Humeniuk, Chief Marketing Officer

Oleksii Humeniuk has been the Chief Marketing Officer at Rentberry since March 2016, where he has been responsible for business development, product marketing, search engine optimization, and sales. From October 2014 to December 2015, Oleksii worked one year at EPOM as SEO specialist and four years at Depositphotos, where he acted as Marketing Team Leader. At Depositphotos, Oleksii created and supervised international marketing campaigns and was responsible for launching the product in 9 countries. Oleksii holds a master's degree in Computer Science from the National Technical University of Ukraine.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022, the three highest-paid executive officers and directors were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Oleksiy Lyubynskyy	CEO	$ 135,000	$ 0	$ 135,000
Oleksandr Kotovskov	Head of Design	$ 86,300	$ 50,000	$ 136,300
Alex Svitiashchuk	Chief Technology Officer	$ 84,000	$ 50,000	$ 134,000

For the fiscal year ended December 31, 2022, the Company did not pay its directors for their service. There were 3 directors in this group.

The Company has entered into an employment agreement with its CEO. Mr. Lyubynskyy's employment agreement, dated January 1, 2019, provides an annual base salary of $135,000 and participation in benefits such as health, vision and dental plans on the same basis as other employees or will be reimbursed for such expenses by the Company if he has his own health, vision and dental insurance plans. Pursuant to the agreement, Mr. Lyubynskyy may also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. The Company does not have any equity plans for employees or management.

The independent contractor agreement for Mr. Kotovskov, dated October 1, 2021, provides for monthly compensation of $7,500, comparing to $6,087 a year ago. The agreement expires on December 31, 2022, and must be replaced by a new agreement for 2023.

The Company has an employment agreement with Mr. Svitiashchuk, dated January 1, 2021, under which he receives $7,000 per month. The contract expired on December 31, 2022, which must be replaced by a new agreement for 2023.

On December 30, 2020, the Company's Board of Directors adopted the Transaction Bonus Plan (the "Plan"), which provides for bonuses to be paid to eligible participants upon consummation of a liquidity event. Under the Plan, a liquidity event is defined as a transaction or series of related transactions involving the sale, transfer or other disposition, such as a merger, of substantially all of the Company's assets or more than 50% of the Company's voting power. The Plan allows the CEO to determine, in his sole discretion, who may receive a bonus and the amount to be allocated. Participation is restricted to employees, including the CEO, and other service providers designated by the CEO in his sole discretion. The Plan entails a Bonus Pool having a $2,000,000 cap for all bonuses in the aggregate. If the CEO designates himself as a Plan participant, his bonus may not exceed $400,000. Participants granted a bonus under the Plan must continue their service to the Company until the consummation of the liquidity event or forfeit their bonus. The Plan has not been funded and specifically states that participants will be treated as an unsecured general creditor of the Company and will not have any right, title or interest in or to any assets of the Company by reason of any obligation of the Company to such participant under the Plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Liliia Ostapchuk, the Company's Chief Product Officer, is married to Oleksiy Lyubynskyy, the Company's CEO, and has an employment agreement with the Company. Under the terms of this agreement, dated January 1, 2019, Ms. Ostapchuk receives an annual base salary of $115,000 and participation in benefits such as health, vision and dental plans on the same basis as other employees or will be reimbursed for such expenses by the Company if she has her own health, vision and dental insurance plans. Pursuant to the agreement, Ms. Ostapchuk may also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses.

On September 15, 2021, the Company loaned $115,000 to Oleksiy Lyubynskyy for the purpose of relocation. The loan carries an annual interest rate of 0.1% and is repayable in full on December 31, 2025.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business

Voting control is in the hands of our CEO and Founder.

Voting control is concentrated in the hands of the Company's Founder and CEO, Oleksiy Lyubynskyy, through a series of proxies, voting agreements and other provisions in the Company's Stockholders' Agreement which investors must execute to purchase shares of the Company's Common Stock in many of our offerings. Subject to any fiduciary duties owed to owners or investors under Delaware law, our Founder and CEO will be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant Company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. Our CEO could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. For details, please see "Description of the Company's Securities – Common Stock – Stockholders' Agreement" and the Stockholders' Agreement.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company.

Investors who purchase shares of the Company's Common Stock must execute a Subscription and Joinder Agreement whereby they will agree to join as a "Stockholder" to the Stockholders' Agreement. The Stockholders' Agreement grants an irrevocable proxy to the Company's CEO, Mr. Oleksiy Lyubynskyy, to vote their shares of Common Stock on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the Subscription and Joinder Agreement and the Stockholders' Agreement must agree to be bound by the terms of both agreements. The CEO's proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock, or five years from the date of execution of the Subscription and Joinder Agreement.

Notwithstanding the expiration of the CEO's proxy described above, the Stockholders' Agreement grants the CEO a separate proxy and power of attorney in cases where the investor does not vote or votes in a manner inconsistent with that agreement. Votes required by this proxy and power of attorney include:

- Votes in favor of Mr. Lyubynskyy's slate of directors where Mr. Lyubynskyy still holds the requisite number of shares; and

- Vote in favor of increasing the number of shares of Common Stock.

This proxy and power of attorney terminates upon the earlier of the consummation of the Company's first underwritten public offering of its Common Stock, the consummation of a sale of the Company and distribution of proceeds to or escrow for the benefit of the stockholders, or the written consent of the Founder and the holders of a majority of the issued and outstanding shares of the Company's Common Stock.

Additionally, the Stockholders' Agreement mandates that the Company's Founder, defined as Mr. Lyubynskyy, the Company's CEO, approve of certain transactions, including the sale, transfer or disposition of substantially all of the Company's assets, debt in excess of $5 million, merger, restatement of assets, any agreement to issue any capital stock, option, warrant or other convertible security of the Company other than pursuant to an employee benefit plan, or the amendment of the Company's certificate of incorporation or bylaws.

Moreover, the Stockholders' Agreement entails a provision under which the Company may require stockholders to sell their shares of Common Stock back to the Company. For more information, see "Securities Being Offered – Common Stock – Voting Rights; Proxy" and Stockholders' Agreement.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. We had a retained deficit of $12,495,970 as of December 31, 2022 and incurred a net operating loss of $4,812,554 and $4,852,390 for the fiscal years ending December 31, 2022 and 2021, respectively. We had cash and cash equivalents of $5,381,095 as of December 31, 2022, due in large part to an offering made in reliance on Regulation A during 2021 and 2022, and an offering under Regulation Crowdfunding in the last quarter of 2022. As discussed in greater detail in "Management's Discussion and Analysis," we will need to raise significant amounts of funds in order to continue developing our platform, monetizing its features, marketing our services and raising our profile through advertising and social media. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date, and/or to obtain additional capital financing.

Our results of operations may be negatively impacted by the effects of certain global events.

Global events, such as current or future military conflict, including between Russia and Ukraine, terrorism, sanctions, rising energy prices, inflation, interest rates, the depth and duration of any recession, and other geopolitical events globally, on our business, the travel industry, travel trends, and the global economy generally may impact the current and future demand for our services as well as the value of our Common Stock and investor demand for our Common Stock generally. For instance, the Company notes that due to the conflict between Russia in the Ukraine it is currently not conducting business in Belarus and Russia and its current operations in Ukraine is limited to its one asset located in Kiev. Any such events that either limit the demand for our business or limit the geographic areas where we can conduct our business could adversely affect our business, results of operations or financial condition.

Past performance is not a guarantee of future results.

Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied be these forward-looking statements and projections. These and other factors could adversely affect the outcome and financial effects of the plans and events of Rentberry and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. No statement is intended to be nor may be construed as a profit forecast. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

An investment in Rentberry is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Rentberry's business objectives, and risk of illiquidity.

The performance results of an investment in Rentberry stock can be volatile. No representation is made that Rentberry will achieve certain performance goals or that any investment in Rentberry will make any profit or will not sustain losses. Past performance is no indication of future results.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. We believe these trends are at least in part due to the impact of COVID-19 and the increased number of people who work from home and decide to change their residential location. This seasonality may adversely affect our business and cause our results of operations to fluctuate. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Rentberry's platform services are relatively new in an industry that is still quickly evolving.

We believe that the online residential property rental market is in early stages of development and anticipate that significant shifts in landlord and tenant behaviors may occur rapidly and on an ongoing basis. Rentberry continues to learn a great deal about the market participants as the industry evolves. Rentberry may not successfully anticipate or keep pace with industry changes, and Rentberry may invest considerable financial, personnel and other resources to pursue strategies that do not, ultimately, prove effective such that its business, results of operations and financial condition may be harmed.

We believe that our platform fills a needed space in the rental industry by providing transparency and efficiency in an opaque market. We also believe our streamlined, no contact services will benefit both landlords, tenants and other providers of products and services on our platform during COVID-19. However, our potential market may not be as large as we anticipated, or the number of our platform users may not grow as rapidly as planned. With a smaller market than expected, we may have fewer landlords, tenants and other providers of products and services through our platform. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent change of behaviors by tenants and landlords from traditional in-person rentals to our platform, and favorable changes in the regulatory environment. See "We operate in a regulatory environment that is evolving and uncertain," below.

Rentberry's future success also substantially depends on the continued use of the internet as the primary medium for the real estate rental marketplace. For any number of reasons, internet use may not continue to develop as Rentberry anticipates. If users begin to access real estate information through other media and Rentberry fails to innovate, its business, results of operations and financial condition may be negatively impacted.

We operate in a regulatory environment that is evolving and uncertain.

Although the rental market is well established, the Rentberry platform is introducing a new way of doing business. Some states and cities have implemented, or considered implementing, new rules designed to impact rent bidding websites, including Rentberry's platform. Furthermore, other jurisdictions may decide to impose a moratorium or other restrictions in the form of regulation that may impact our operations and ability to monetize our platform.

Similarly, there continue to be new laws and government initiatives within the European Union attempting to regulate housing rental platforms, which may impact us. In several cases, national courts are evaluating whether certain local rules imposing obligations on platforms can be enforced against rental platforms. For example, Airbnb is challenging an Italian law requiring short-term rental platforms to act as withholding tax agent for host income taxes, to collect and remit tourist taxes, and to disclose user data. Adverse rulings in these national cases are possible and could result in changes to our business practices in significant ways, increased operating and compliance costs, and lead to a loss of revenue for us.

We could face liability for information or content on or accessible through our platform.

We could face claims relating to information or content that is published or made available on our platform. Our platform relies upon content that is created and posted by landlords, agents, or other third parties. Although content on our platform is typically generated by third parties, and not by us, claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us, in addition to our landlords and agents.

Regulators in the United States, Europe and other countries may introduce new regulatory regimes that increase potential liability for information or content available on our platform. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. The European Union is also reviewing the regulation of digital services, and it has been reported that the European Union plans to introduce the Digital Services Act ("DSA"), a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided by the E-Commerce Directive.

In countries in Asia and Latin America, generally there are not similar statutes as the CDA or E-Commerce Directive. The laws of countries in Asia and Latin America generally provide for direct liability if a platform is involved in creating such content or has actual knowledge of the content without taking action to take it down. Further, laws in some Asian countries also provide for primary or secondary liability, which could include criminal liability, if a platform failed to take sufficient steps to prevent such content from being uploaded.

Our potential liability for information or content created by third parties and posted to our platform could require us to implement additional measures to reduce our exposure to such liability, may require us to expend significant resources, may limit the desirability of our platform to landlords and tenants, may cause damage to our brand or reputation, and may cause us to incur time and costs defending such claims in litigation, thereby materially adversely affecting our business, results of operations, and financial condition.

Landlord, tenant, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our platform and our ability to attract and retain landlords and tenants and materially adversely affect our reputation, business, results of operations, and financial condition.

We have no control over or ability to predict the actions of our users and other third parties, such as neighbors or invitees, either during the tenant's stay or otherwise, and therefore, we cannot guarantee the safety of our landlords, tenants, and third parties. The actions of landlords, tenants, and other third parties may result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which could create potential legal or other substantial liabilities for us. We do not verify the identity of all of our landlords and tenants, nor do we verify or screen third parties who may be present during the bidding on, or making of, a rental lease through our platform. The criminal background checks for U.S. landlords, U.S. tenants, and other screening processes we rely on, among other things, include information provided by landlords and tenants. Our ability to validate that information, the accuracy, completeness, and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area such as in the data privacy space may not detect all fraud or other conduct related to such background checks. Also, third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility, and we do not run criminal background checks and other screening processes on third parties who may be present during a reservation made through our platform.

In addition, we do not undertake to independently verify the safety, suitability, location, quality, and compliance with applicable legal requirements, such as fire code compliance or the presence of carbon monoxide detectors, of all our listings and rental properties. We also do not undertake to independently verify the location, safety, or suitability of properties for individual guests, the suitability, qualifications, or credentials of landlords or agents, or the qualifications of individual tenants. We rely on landlords and tenants to disclose information related to their listings and properties and such information may be inaccurate or incomplete. Further, certain listings may pose heightened safety risks to individual users because safety and other quality control issues may not be reported to us or because our customer support team has not taken the requisite action based on our policies. We rely, at least in part, on reports of issues from landlords and tenants to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by listings or individual landlords and tenants or may not sufficiently address those risks.

We may also face civil litigation, regulatory investigations, and inquiries involving allegations of, among other things, unsafe or unsuitable listings, discriminatory policies, data processing, practices or behavior on and off our platform or by landlords, tenants, and third parties, general misrepresentations regarding the safety or accuracy of offerings on our platform, and other landlord, tenant, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools, and procedures to protect landlords, tenants, and the communities in which our landlords and rental properties exist, we may not be successful in doing so. Similarly, listings that are inaccurate, of a lower-than-expected quality, or that do not comply with our policies may harm tenants and public perception of the quality and safety of listings on our platform and materially adversely affect our reputation, business, results of operations, and financial condition.

If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust, and increased regulation which could materially adversely affect our business, results of operations, and financial condition.

Privacy and data protection laws, rules, and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on our business. As part of landlord and tenant registration and business processes, we collect and use personal data, such as names, dates of birth, email addresses, phone numbers, and identity verification information (for example, government issued identification or passport), as well as credit card or other financial information that landlords and tenants provide to us. The laws of many states and countries require businesses that maintain such personal data to implement reasonable measures to keep such information secure and otherwise restrict the ways in which such information can be collected and used. For example, the California Consumer Privacy Act ("CCPA") took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights and imposes severe statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 ("CPRA"), which further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements.

Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area ("EEA"). Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other jurisdictions; for example, on July 16, 2020, the CJEU invalidated the EU-US Privacy Shield Framework ("Privacy Shield") under which personal data could be transferred from the EEA to US entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it noted that reliance on them alone may not necessarily be sufficient in all circumstances; this has created uncertainty and increased the risk around our international operations.

These recent developments may require us to review and amend the legal mechanisms by which we make and, or, receive personal data transfers to the United States and other jurisdictions. As data protection regulators issue further guidance on personal data export mechanisms, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

We may be materially and negatively impacted by geopolitical instability, war and conflict to the extent we either own real property or have a significant numbers of rentals on our platform that are located in or near those regions.

The Company's business plans include the purchase of real property across several countries for the purpose of serving as rental properties. In 2021, the Company purchased an apartment in Kyiv, Ukraine, which is currently being rented, and is a significant fixed asset on our balance sheet as at December 31, 2021. The current conflict in Ukraine may have a material and negative impact on the value of that property, which may include destruction of the property, rendering it useless due to the conflict or the nationalization of the property by a government entity. In such events, such devaluation of the property or the total loss of value of the property could materially harm the Company's results of operations, cash flows, and financial condition. In the event the conflict between Russia and Ukraine should spread to other parts of the Europe, our business may be impacted because of reduced rentals in those regions, or even abandonment of rentals, which could also have an adverse impact on our results of operations, cash flows and financial condition.

The majority of our employees have been displaced by the Russian invasion of Ukraine.

We have 30 full time employees, the majority of whom usually live and work in Ukraine, but have been displaced by the invasion of Russia. These employees currently work in various EU countries that have extended protective status to all Ukrainians until the end of the war. To date, we have not experienced any significant disruption to our operations or business because the work performed by these employees primarily entails writing code, which can be done remotely from any location having internet access. However, in the future many of our employees may want to return to Ukraine after the war. Depending on the political situation at the time, this may not be possible or if they return, we may no longer be able to continue to employ them. If there is a workforce disruption, for either our workforce adjusting to disruption in their lives or our inability to employ them if they move to a location where there may be sanctions, it may have a material adverse impact on our results of operations, cash flows and financial condition. As disclosed in the section "The Company's Property," we pre-paid $241,465 for a one-year lease for office space in Kyiv, which space is now unoccupied. We have no future commitments under this lease. See also Note 2 to our Financial Statements. In the event the property we have leased for our workspace in Ukraine should be damaged or destroyed, we may have to forfeit the amounts paid thereunder and seek a new space for our employees in Ukraine after the war.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to the risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and those of our landlords, and result in a reduced number of listings in these areas. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms that we or our landlords find acceptable in areas most vulnerable to such events, increasing operating costs for our Company or our landlords, including the cost of water or energy, and requiring us or our landlords to expend funds to repair and protect properties in connection with such events. As a result of the foregoing and other climate-related issues, we may decide to remove our property rentals, and our landlords may decide to remove their listings, from our platform. If we are unable to provide property rentals in certain areas due to climate change, we may lose both landlords and tenants, which could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to payment-related fraud and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions would materially adversely affect our business, results of operations, and financial condition.

When landlords do not fulfill their obligations to tenants, there are fictitious listings on our platform, or there are landlord account takeovers, we may incur losses from claims by landlords and tenants, and these losses may be substantial. Such instances may lead to the reversal of payments received by us for such rentals, referred to as a "chargeback." Our ability to detect and combat fraudulent schemes, which have become increasingly common and sophisticated, could be adversely impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms, including mobile and other devices, and our growth in certain regions, including in regions with a history of elevated fraudulent activity. We expect that technically knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems. In addition, the payment card networks have rules around acceptable chargeback ratios. If we are unable to effectively combat fictitious listings and fraudulent bookings on our platform, combat the use of fraudulent credit cards, or otherwise maintain or lower our current levels of chargebacks, we may be subject to fines and higher transaction fees or be unable to continue to accept card payments because payment card networks have revoked our access to their networks, any of which would materially adversely impact our business, results of operations, and financial condition.

Our payments platform is susceptible to potentially illegal or improper uses, including money laundering, transactions in violation of economic and trade sanctions, terrorist financing, fraudulent listings, landlord account takeovers, or the facilitation of other illegal activity. Use of our payments platform for illegal or improper uses has subjected us, and may subject us in the future, to claims, lawsuits, and government and regulatory investigations, inquiries, or requests, which could result in liability and reputational harm for us. We have taken measures to detect and reduce fraud and illegal activities, but these measures need to be continually improved and may add friction to our booking process. These measures may also not be effective against fraud and illegal activities, particularly new and continually evolving forms of circumvention. If these measures do not succeed in reducing fraud, our business, results of operations, and financial condition would be materially adversely affected.

We rely on third-party payment service providers to process payments made by tenants and payments made to landlords on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations, and financial condition could be materially adversely affected.

We rely on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link us to payment card and bank clearing networks to process payments made by our tenants and to remit payments to landlords on our platform. We have agreements with these providers, some of whom are the sole providers of their particular service. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted, we would need to find an alternate payment service provider, and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by our hosts and guests. Any of the foregoing could cause us to incur significant losses and, in certain cases, require us to make payments to hosts out of our funds, which could materially adversely affect our business, results of operations, and financial condition.

In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to hosts on our platform, which could make our platform less convenient and desirable to customers and adversely affect our ability to attract and retain hosts and guests.

Moreover, our agreements with payment service providers may allow these companies, under certain conditions, to hold an amount of our cash as a reserve. They may be entitled to a reserve or suspension of processing services upon the occurrence of specified events, including material adverse changes in our business, results of operations, and financial condition. An imposition of a reserve or suspension of processing services by one or more of our processing companies, could have a material adverse effect on our business, results of operations, and financial condition.

If we fail to invest adequate resources into the payment processing infrastructure on our platform, or if our investment efforts are unsuccessful or unreliable, our payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, our ability to expand our payments activities into additional countries is dependent upon the third-party providers we use to support these activities. As we expand the availability of our payments activities to additional geographies or offer new payment methods to our landlords and tenants in the future, we may become subject to additional regulations and compliance requirements, and exposed to heightened fraud risk, which could lead to an increase in our operating expenses.

For certain payment methods, including credit and debit cards, we pay interchange and other fees, and such fees result in significant costs. Payment card network costs have increased, and may continue to increase in the future, the interchange fees and assessments that they charge for each transaction that accesses their networks and may impose special fees or assessments on any such transaction. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us. Credit card transactions result in higher fees to us than transactions made through debit cards. Any material increases in interchange fees in the United States or other geographies, including as a result of changes in interchange fee limitations imposed by law in some geographies, or other network fees or assessments, or a shift from payment with debit cards to credit cards could increase our operating costs and materially adversely affect our business, results of operations, and financial condition.

We may be impacted by economic downturns in certain real estate markets in which we operate or by a prolonged global economic downturn.

The landlords and tenants that are the potential users of the Rentberry platform are affected by local, regional, national and international economic conditions and other events and occurrences that affect the market for rental properties. A protracted decline in economic conditions will cause downward pressure on Rentberry's operating margins as a result of lower activity in the rental market. A prolonged downturn in one or more of the economies in the countries where Rentberry operates would result in reduced demand and will affect the ability of Rentberry's platform to generate significant revenue. See also "Risk Factors – We may be materially and negatively impacted by geopolitical instability, war and conflict to the extent we either own real property or have a significant numbers of rentals on our platform that are located in or near those regions."

Constant innovation and user engagement are not guaranteed.

Rentberry's success depends on its continued innovation to provide new, and improve upon existing, products and services that make its platform useful for users. If Rentberry is unable to continue offering high-quality, innovative products and services, it may be unable to attract additional users or retain current users which could harm Rentberry's business, results of operations and financial condition.

Even though Rentberry intends for the Rentberry platform to have certain features and specifications, Rentberry may make changes to such features and specifications, or even the fees it charges for those services and features, for any number of reasons at any time. These types of changes could impact Rentberry's strategy for monetizing its platform. Rentberry's success depends on its ability to continue to attract users to its platform and enhance their engagement with Rentberry's products and services. A potential lack of use or public interest in the Rentberry platform or change in the legal and regulatory environment in real estate could negatively impact

Rentberry's business operations and revenue streams. For example, a change in local, state, federal or non-US laws may require Rentberry to change or discontinue certain services or features or even the amount that Rentberry can charge for those services and features, in which case Rentberry's business, results of operations and financial condition may be adversely impacted. Rentberry may also find that its strategies for monetizing its platform do not successfully create enough revenue to support the platform and the Company may have to liquidate. If Rentberry is unable to adjust to such changes by implementing new strategies, including devising new services or features that monetize its platform, Rentberry's business, results of operations, and financial conditions would be negatively impacted and could even result in dissolution or liquidation of Rentberry.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe Rentberry has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model, such as integrating reviews and ratings on the platform, adding multi-language support and acquiring properties in various locations and generate sufficient income from them. If Rentberry is unable to operationalize these and others features, or the market does not respond positively to them, then the Rentberry platform may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, Rentberry may make changes to the platform, including its features and services, for any number of reasons and customers may choose to no longer use our platform. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands.

We may not be able to maintain or establish relationships with brokers, agents, high-volume landlords or other partnerships which could limit the information and services we are able to provide to our users and impair our ability to attract and retain user.

Our ability to attract and retain users to our platform depends on providing timely access to comprehensive and accurate information regarding the residential rental market. To provide these listings we maintain relationships with real estate brokerages, real estate listing aggregators, multiple listing services, property management companies, third-party listing providers, homeowners and their real estate agents to include listing data in our services. Many of our agreements with real estate listing providers are agreements that may be cancelled at any time. Moreover, our competitors and other real estate websites have similar access to the providers and their information and may be able to source real estate information faster or more efficiently than we can. Another industry participant or group could create a new listings data service which could impact the relative quality or quantity of information of our listing providers. The loss of existing relationships with these providers, whether because of termination of agreements or otherwise, may result in changes to our rights to use or timely access listing data or an inability to continue to add new listing providers or changes to the way real estate information is shared, and may negatively impact our listing data quality. These events could lead to reduced user confidence in our rental data and decreased traffic and users on our platform which would negatively impact our business, results of operations and financial condition.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

Rentberry's existing and potential competitors include, but are not limited to, companies that operate, or could develop, international, national and local real estate, rental mobile applications and websites. These companies could devote greater technical and other resources than Rentberry has available. Their size and resources would also give them an accelerated timeframe for deployment, and to leverage their existing user bases and proprietary technologies to provide products and services that users might view as superior to Rentberry's offerings. Any of Rentberry's future or existing competitors may introduce different solutions that attract users or provide solutions similar to Rentberry's but with better branding or marketing resources. If Rentberry is not able to continue to attract users to its platform, Rentberry's business, results of operations and financial condition would be harmed.

We have not yet identified the properties we intend to acquire.

The Company has not yet acquired or definitively identified any assets for purchase. As a result, there is no information regarding the performance of particular assets that you can evaluate when determining whether to invest in the company, and investors will generally not have an opportunity to evaluate or to approve the company's investments. You must rely solely on our Board with respect to the selection, amount, character of investment and economic merits of each potential investment. As a result, we may use the net proceeds from our offerings to invest in investments with which you may not agree and would not support if you were evaluating the investment directly. The company may make investments in non-performing or other troubled assets that involve a significant degree of financial risk. In addition, because the Company may acquire investments over an extended period of time, the Company will be subject to the risks of adverse changes in long-term interest rates and in the real estate market generally. Additionally, because the Company may only make a limited number of investments, poor performance by one or two of the investments could adversely affect the total returns to you.

We may not achieve our goals in acquiring properties suitable for the mid-term rental market at our target valuation.

For any number of reasons, we may not be able to acquire properties with the envisioned capitalization rate of 7% - 10%. Some of our competitors are more well-funded than us and may be willing to pay higher prices for certain properties that we may also want to purchase. Also, some of the properties we aim to purchase may be in real estate markets that have higher demand for fewer available properties which may limit our choices or preclude us from successfully obtaining any properties in that market. Additionally, the Company may be unable to find a sufficient number of attractive opportunities to meet its objectives. If we cannot achieve our goals in acquiring properties suitable for the mid-term rental market at our target valuation, our revenue, results of operations and liquidity may be adversely impacted and possibly even force us to change our plans or even liquidate the Company.

We plan to purchase real estate, which is inherently risky.

The Company plans to purchase properties suitable for renting in the mid-term rental market in the United States, Europe and Asia. For more detail, see "Use of Proceeds" and "Plan of Operations." The ability of the Company to achieve its objectives is dependent in large part upon the Company's success in preserving and enhancing the values of its real estate assets. In the case of each property, the Company will be subject to the general risks of real property ownership, including, adverse local market conditions, financial conditions of tenants and buyers and sellers of properties, changes in availability of debt financing, real estate tax rates and other operating expenses, environmental laws and other governmental rules and fiscal policies, changes in the relative popularity of properties, dependence on cash flow, uninsurable losses and other factors which are beyond the control of the Company. In addition, the real estate industry as a whole is affected from time to time by economic and other conditions beyond its control which might have an adverse effect upon the Company and its business, including national and international economic conditions, interest rate levels, and energy prices.

If the Company purchases properties that fail to generate sufficient revenue from rentals for any reason, the Company may be required to sell these properties at a loss. Furthermore, if the Company purchases a property in a market that deteriorates after that purchase, the Company may be required to sell that property at a loss. Any time the Company is required to sell properties at a loss it may have a material adverse impact on its business, results of operations and financial condition.

We may utilize mortgages and indebtedness/additional capital and therefore you will be subject to risks associated with debt financing.

The Company anticipates that it may use mortgage financing to acquire some or all of the properties. As a result, the Company's business is subject to the risks normally associated with debt financing, including the risk that the cash receipts from the operation of a property are insufficient to meet the principal and interest payments on such debt. If the Company fails to make payments as due on a mortgage, the lender could declare that mortgage in default and institute foreclosure proceedings against the property and, possibly, other properties owned by the company to the extent any loans have been cross-collateralized.

The Company could be adversely affected by rising interest rates.

If the Company uses debt, including mortgage debt, to purchase rental properties its financial results may be adversely affected by rising interest rates. Increases in interest rates would increase the Company's interest expense, which could adversely affect the Company's cash flow and the Company's ability to service its debt. In addition, increases in costs of financing may lessen the appeal of some development or acquisition opportunities to the Company. In addition to negatively impacting the Company's cash flow, the Company's revenues and results of operations may be affected and cause the Company to have losses or even liquidate.

The financial covenants in any loans may limit the Company's flexibility and ability to pay cash flow.

If the Company uses debt to fund its rental property purchases, those debts may include financial and other covenants which could limit the Company's flexibility in its operations, and breaches of these covenants could result in defaults under the credit facility even if the Company has satisfied its payment obligations.

The Company does not yet have any commitments for lines of credit or other loan facilities.

No assurances can be given that the Company will be able to obtain the anticipated debt facilities in the required amounts or obtain alternative financing. In the absence of such debt facilities, the Company may not be able to obtain the rental properties it seeks. Furthermore, if the Company is unable to obtain lines of credit or other loan facilities on favorable terms, or at all, it may be required to use capital for funding operations and working capital instead of acquiring rental properties.

We may not be able to lease the properties as anticipated.

The success of the Company's properties will be largely dependent upon the ability of the Company and/or its leasing and rental agents (whether or not such leasing and rental agents are affiliated with the Company) to timely lease the properties on favorable terms. A property may incur a vacancy either by the continued default of tenants under leases, the expiration of a lease or the termination by the tenant of a lease. The Company may be unable to renew leases or relet space and if such vacancies continue for a long period of time, the Company may suffer reduced revenues resulting in less cash available for working capital, funding operations, maintaining rental properties, or acquiring additional rental properties. In addition, because a property's market value depends principally upon the value of the property's current and future leases, the resale value of properties with high or prolonged vacancies could suffer, which could further reduce or eliminate any return on your investment.

Tenant defaults could negatively impact our expected revenues.

At any time, any of the Company's tenants may fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Tenant defaults may adversely affect the Company's results of operations, including revenue and cash flow. Company's revenue, results of operations and cash flow would be adversely affected if tenants are unable to meet their obligations to the Company. In the event of default by tenants, the Company may experience delays and incur substantial costs in enforcing the Company's rights as landlord. Upon a default, the Company may not be able to relet the space or to relet the space on terms that are as favorable to the Company as the defaulted lease, which could adversely affect the Company's financial results. Further, a tenant may elect to remain in a property after defaulting on the terms of their lease, and the Company may need to take legal and other actions in order to prepare the property to be relet.

The Company is subject to risk related to development and re-development of properties.

The Company may engage in real estate development and/or re-development with respect to the rental properties it acquires. To the extent that the Company invests in such development activities, it will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks beyond the control of the Company, such as weather or labor conditions or material shortages), general market and lease-up risk, and the availability of both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the financial condition and results of operations of the Company.

Changes in property taxes could impact our revenues.

Each of the Company's properties will be subject to real property taxes. These taxes on the Company's properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Many states and localities are considering increases in their income and/or property tax rates (or increases in the assessments of real estate) to cover revenue shortfalls. If property taxes increase, it may adversely affect the Company's financial results.

As a property owner, the Company will be subject to environmental risks.

Ownership of properties involves environmental risks. Federal, state and local laws and regulations to protect the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination arising from that site. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner which could adversely affect the company.

Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos (i) properly manage and maintain the asbestos, (ii) notify and train those who may come into contact with asbestos and (iii) undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements. These laws may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Failure by the Company to uncover and adequately protect against environmental issues in connection with a rental property may subject the Company to liability as owner of such property.

We may need to modify our properties to comply with state and federal laws including the Americans with Disabilities Act.

The Company's properties may be subject to the Americans with Disabilities Act (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. The Company will attempt to place the burden on sellers or other third parties, such as a tenant, to ensure compliance with the ADA. However, no assurance can be given that the Company will be able to allocate responsibilities in this manner. If the Company cannot, its cash resources used for ADA compliance will reduce cash available for working capital, funding operations, maintaining properties or acquiring new properties. In addition, the Company will be required to operate its properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the Company's properties. The Company may be required to make substantial capital expenditures to comply with those requirements.

We depend on our consultants who are subject to non-disclosure and confidentiality agreements.

Rentberry may rely on third parties to develop and build out the platform. Rentberry may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with Rentberry. In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team, especially our Chief Executive Officer, Oleksiy Lyubynskyy, our Chief Technology Officer, Denys Golubovskyi, our Head of Design, Oleksandr Kotovskov, our Chief Marketing Officer, Oleksii Humeniuk, and our Director of Engineering, Oleksii Svitiashchuk. If one or more of our executive officers or significant employees becomes unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Moreover, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

Risks Concerning Cybersecurity and Intellectual Property

Rentberry and its subsidiaries are vulnerable to hackers and cyberattacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service on the Rentberry platform or in its computer systems could reduce the attractiveness of the Rentberry platform and result in a loss of landlords and tenants, as well as third party providers who offer add-on products and services on the Rentberry platform. If our systems and network infrastructure cannot be expanded or are not scaled to cope with increased demand or fail to perform, we could experience unanticipated disruptions in service, slower response times, decreased customer satisfaction, and delays in the introduction of new offerings and tiers. Any disruptions of services or cyber-attacks could harm our reputation and materially negatively impact our financial condition and business. The Company notes that due to the increased global insecurity, including related to the Russian invasion of Ukraine, the number of hackers and cyberattacks may increase. Although to date, we have not seen an impact on our cybersecurity related to the Russian invasion of Ukraine, it is possible that we might experience such an impact should Russian hacking and cyberthreats begin to target western Europe where our employees and contractors are now based. See "Risk Factors – The majority of our employees have been displaced by the Russian invasion of Ukraine."

We expend financial resources to protect against such threats and may be required to further expend financial resources to alleviate problems caused by physical, electronic, and cyber security breaches. As techniques used to breach security are growing in frequency and sophistication and are generally not recognized until launched against a target, regardless of our expenditures and protection efforts, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential future customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Further, the regulatory framework around data custody, data privacy and breaches vary by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss.

Organizations face growing regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

We are subject to multiple risks related to the ACH, credit card and debit card payments we accept.

In connection with ACH, credit and debit card sales, we transmit confidential information and depend on our vendors to complete ACH, credit and debit card transactions, both for payments owed to Rentberry and payments to third parties, such as payments made by renters to landlords in our rental payment's product. If we or our processing vendors fail to maintain adequate systems for the authorization and processing of ACH and credit card transactions, it could cause one or more of these providers to disallow our continued use their payment products. In addition, if these systems fail to work properly and we do not charge our customers' credit cards or withdrawals from their bank accounts on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who use increasingly sophisticated ways to obtain unauthorized access to, or exploit systemic weaknesses in, payment systems. Third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our franchisees' operations. Any security breach could expose us to risks of data loss and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation. We may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit and debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators. Any such proceedings could harm our reputation, distract our management team members from running our business and cause us to incur significant unplanned liabilities, losses and expenses.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our patents, copyrights, domain names, and social media handles, which are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our Company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

The cost of enforcing our patents and trademarks could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome. We may also choose not to litigate because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it, or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make, and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Risks Related to the Company's Securities

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The Company may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of our investors. Also, we may in the future adopt an employee equity incentive plan, which may also cause dilution to your investment.

If Rentberry runs out of cash and is not able to successfully monetize the platform and/or raise additional capital, it may need to liquidate the business.

We are dependent on our ability to raise additional funds until we generate sufficient revenue to cover our operating costs and other working capital needs. If we are unable to raise enough capital, we may not be able to complete the monetization of the platform. Even if we complete the process of monetizing the platform, we may still not generate enough revenue to continue operations without seeking additional financing. If we run out of cash and financing options, we may need to liquidate the Company.

Our Stockholders' Agreement and our second amended and restated certificate each have a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

Our investors have agreed to resolve disputes arising under the Stockholders' Agreement or our second amended and restated certificate of incorporation in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the Stockholders'Agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. See "Securities Being Offered – Common Stock – Stockholders' Agreement – Drag-Along Rights," below or Section 3 of Rentberry's Stockholders' Agreement, included in Exhibit F to this Form C. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

There is no current market for our Common Stock, so you may not be able to sell yours shares.

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer --this means that the stock/note that you purchase cannot be resold for a period of one year except in limited circumstances. There is no formal marketplace for the resale of the Company's Common Stock and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the Company were a publicly traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Since the Company has not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is "worth" at any time. Moreover, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such a liquidity event does not occur, investor could be left holding their shares until the Company runs out of capital and liquidates.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of April 28, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of class
Common Stock	Oleksiy Lyubynskyy	10,283,222	0	19.2%
Common Stock	All executive officers and directors as a group (3 people in this group)	12,283,222	0	22.9%

(1) The address for all beneficial owners is 201 Spear Street, Suite 1100, San Francisco, California 94105.

(2) The CEO is entitled to vote approximately 25.7% of the outstanding shares of Common Stock either by virtue of being CEO or a member of the board. As a board member, the vote only applies in certain corporate events.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE*
  - Final amount sold: $2,125,000
  - Use of proceeds: Salaries, property acquisition, business development and marketing.
  - Date: April 1, 2019 – July 21, 2020
  - Offering exemption relied upon: 506(b)
- Type of security sold: SAFE*
  - Final amount sold: $742,749
  - Use of proceeds: Salaries, property acquisition, business development and

marketing.
- o Date: May 9, 2020 – June 29, 2020
- o Offering exemption relied upon: Regulation D
- • Type of security sold: SAFE*
  - o Final amount sold: $1,070,000
  - o Use of proceeds: Salaries, property acquisition, business development and marketing.
  - o Date: May 9, 2020 – June 29, 2020
  - o Offering exemption relied upon: Regulation CF
- • Type of security sold: SAFE**
  - o Final amount sold: $1,935,936
  - o Use of proceeds: Salaries, property acquisition, business development and marketing.
  - o Date: March 2021
  - o Offering exemption relied upon: 506(c) of Regulation D
- • Type of security sold: SAFE
  - o Final amount sold: $51,000
  - o Use of proceeds: Salaries, property acquisition, business development and marketing.
  - o Date: August 30, 2022
  - o Offering exemption relied upon: 506(b) of Regulation D
- • Name: Common Stock
  - o Type of security sold: Equity
  - o Final amount sold: $11,800,591.02
  - o Number of Securities Sold: 14,752,138
  - o Use of proceeds: IT development, acquiring properties, Marketing and sales and administration and operating expenses
  - o Date: July 13, 2021 – November 4, 2022
  - o Offering exemption relied upon: Regulation A
- • Name: Common Stock
  - o Type of security sold: Equity
  - o Final amount sold: $240,577.03
  - o Number of Securities Sold: 190,077
  - o Use of proceeds: IT development, acquiring properties, Marketing and sales and administration and operating expenses
  - o Date: November 15, 2022 – February 14, 2023
  - o Offering exemption relied upon: Regulation CF

The SAFE Notes converted into the Company's Common Stock on December 31, 2020.
**The SAFE Notes converted into the Company's Common Stock on December 31, 2021.*

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes important terms of the Company's Common Stock and Preferred Stock. This summary does not purport to be complete and is qualified in its entirety by the amended and restated Certificate of Incorporation and amended Bylaws. For a complete description of the Company's Common Stock, you should refer to the amended and restated

Certificate of Incorporation, the amended Bylaws, the Subscription and Joinder Agreement and applicable provisions of the Delaware General Corporation Law.

As of the date of this Report, the authorized capital is comprised of 80,000,000 shares consisting of (i) 70,000,000 shares of Common Stock, par value $0.0001 per share, and (ii) 10,000,000 shares of Preferred Stock, par value $0.0001 per share. The rights and preferences of the Company's Common Stock and Preferred Stock are described below. Investors who purchased the Company's Common Stock in some of our offerings were also required to execute a Stockholders' Agreement that contains many provisions that will impact your ability to vote your shares and may even require you to sell your shares of Common Stock.

Common Stock

General

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Voting Rights and Proxy

The holders of the Common Stock are generally entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

The Stockholders' Agreement, described below, requires stockholders to grant the CEO of the Company, Oleksiy Lyubynskyy, an irrevocable proxy to vote their securities in accordance with the Stockholders' Agreement. See "Stockholders' Agreement," below.

Voting Agreements

Under the 2019 SAFE Notes and the 2020 SAFE Notes, holders of Common Stock issued under those agreements will be subject to two different voting agreements depending on the type of SAFE Note they purchased. All SAFE Notes previously issued by the Company have converted to Common Stock on December 31, 2020, and no other SAFE Notes remain outstanding.

- 2019 SAFE Note, Section 4(d) states the investor holding Common Stock upon conversion of the SAFE Note prior to the Next Equity Financing Conversion will agree to vote in favor of a Dissolution Event after December 31, 2020, if the Company's board of directors has voted in favor of such Dissolution Event.

- 2020 SAFE Note, Section 4(d) states that the investor holding Common Stock upon conversion of the SAFE Note prior to the Next Equity Financing Conversion will agree to vote in favor of a Dissolution Event, Liquidity Event or a capital raising transaction, or series of capital raising transactions so long as the Company's board of directors has voted in favor of such event.

Under the terms of the SAFE Notes sold by the Company in March 2021, the SAFE Notes converted into the Company's Common Stock on December 31, 2021. Those holders are subject to a voting agreement requiring them to vote in favor of a dissolution event, liquidity event (defined as change of control or IPO) or capital raising transaction if the Company's board of directors has voted in favor of such event.

Stockholders' Agreement

Proxies

Investors who purchase shares of the Company's Common Stock must execute a Subscription and Joinder Agreement whereby they will agree to join as a "Stockholder" to the Stockholders' Agreement. The Stockholders' Agreement grants an irrevocable proxy to the Company's CEO, Oleksiy Lyubynskyy, to vote their shares of Common Stock on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the Subscription and Joinder Agreement must agree to be bound by the terms of the Stockholders' Agreement. The CEO's proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock, or five years from the date of execution of the Subscription and Joinder Agreement.

Notwithstanding the expiration of the CEO's proxy described above, the Stockholders' Agreement grants the CEO a separate proxy and power of attorney in cases where the investor does not vote or votes in manner inconsistent with that agreement. This proxy and power of attorney terminates upon the earlier of the consummation of the Company's first underwritten public offering of its Common Stock, the consummation of a sale of the Company and distribution of proceeds to or escrow for the benefit of the stockholders, or the written consent of the Founder, defined as Mr. Lyubynskyy, and the holders of a majority of the issued and outstanding shares of the Company's Common Stock.

Founder's Vote

Additionally, the Stockholders' Agreement mandates that the Company's Founder, defined as Mr. Lyubynskyy, the Company's CEO, approve of each of the following:

- The sale, transfer or other disposition of all or substantially all of the Company's assets;

- The incurrence or the guarantee of indebtedness by the Company in excess of $5 million, except financing of receivables in the ordinary course of business;

- The merger, consolidation or dissolution of the Company other than a merger in which the Company is the surviving corporation;

- Any material recapitalization, restatement of assets, reduction of capital or other material change in the capitalization of the Company;

- Any issuance or agreement to issue any capital stock of the Company or any option or warrant for, any security convertible into, any capital stock of the Company other than pursuant to employee benefit plans approved by the Board of Directors of the Company;

- The filing of any registration statement under the Securities Act of 1933, as amended, with respect to a public offering of the Company's securities; or

- The amendment of the Certificate of Incorporation or Bylaws (or similar charter or organizational documents) of the Company.

Required Vote in Favor of Founder's Slate of Directors in Addition to the Proxies

With respect to the election of directors, the Stockholders' Agreement provides that as long as the Founder/CEO, Mr. Lyubynskyy, and his affiliates own collectively 20% of the Company's issued and outstanding Common Stock on a fully diluted basis, each stockholder agrees to vote their shares in favor of the individuals designated by Mr. Lyubynskyy as Founder/CEO.

Stockholders Required to Vote in Favor of Increase in Authorized Shares of Common Stock

The Stockholders' Agreement binds each stockholder to vote all shares owned by the stockholder in favor of an increase in the number of authorized shares of Common Stock such that there will be sufficient shares of Common Stock available for either the conversion of all of the shares of the Company's Preferred Stock outstanding at any given time and for any issuance of Common Stock pursuant to equity financing activities at the request of the Founder/CEO.

Drag-Along Rights

Our stockholders who purchase shares of Common Stock in many of our offerings will be subject to a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Forum Selection Provision

The Stockholders' Agreement Investors will become party to and the Subscription and Joinder Agreement that investors will execute in connection with the Offering include forum selection provisions that require any claims against the Company based on the Stockholders' Agreement or the Subscription and Joinder Agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the Agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a Company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions shall not apply to suits brought to enforce a duty or liability created by the Securities

Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Jury Trial Waiver

The Stockholders' Agreement that investors will execute in connection with the Offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Stockholders' Agreement, including any claim under federal securities laws. By signing the Stockholders' Agreement an investor will warrant that the investor has reviewed this waiver with the investor's legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Preferred Stock

Though the Company currently has no plans to issue any shares of Preferred Stock, under the amended and restated Certificate of Incorporation, the board of directors will have the authority, without further action by the stockholders, to designate and issue up to 10,000,000 shares of Preferred Stock in one or more series. The board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as the board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;
- reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and
- delaying, deterring or preventing a change-in-control or other corporate takeover.

For these future series of Preferred Stock, the board of directors will have the authority, without further action by the stockholders:

(1) whether the shares of such series shall have voting rights in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be full or limited;

(2) the dividends, if any, payable on such series, whether any such dividends shall be cumulative and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class of capital stock or any other series of Preferred Stock;

(3) whether the shares of such series shall be subject to redemption at the election of the Corporation or the holders of such series, or upon the occurrence of a specified event and, if so, the times, prices and other terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed and the securities or other property payable on such redemption, if any;

(4) the amount or amounts payable on, if any, and the preferences, if any, of shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Company;

(5) whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(6) whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class of capital stock or any other series of Preferred Stock or any other securities (whether or not issued by the Corporation) and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(7) the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, or upon the purchase, redemption or other acquisition by the Company of, the Common Stock or shares of any other class of capital stock or any other series of Preferred Stock;

(8) the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issuance of any additional stock, including additional shares of any other series of Preferred Stock or of any other class of capital stock;

(9) the ranking (be it *pari passu,* junior or senior) of each series vis-a-vis any other class of capital stock or series of Preferred Stock as to the payment of dividends, the distribution of assets and all other matters; and

(10) any other powers, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions of such series of Preferred Stock, insofar as they are not inconsistent with the provisions of this Certificate of Incorporation, to the full extent permitted in accordance with the General Corporation Law.

The powers, preferences and relative, participating, optional or other special rights, if any, of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series of Preferred Stock at any time outstanding.

What it means to be a minority holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

We set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows. Finally, when setting our valuation we also looked at our long-term fundraising goal (uniting

1 million fans as shareholders of Legion M) and the likely funding scenarios that would allow us to achieve that.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to Rentberry's financial condition and results of operations and includes audited financial data through December 31, 2022, and should be read in conjunction with our financial statements and the related notes included in this annual report. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Rentberry Inc. (the "Company") was incorporated under the laws of the State of Delaware on August 28, 2015 with headquarters in San Francisco, California. Rentberry has developed a closed-loop home rental platform that makes the long-term leasing process transparent and efficient by eliminating the hassle of paper applications, paper credit reports, face-to-face negotiations and paper checks. Additionally, our platform automates all the standard rental tasks from submitting personal information, customer offers and eSigning the rental agreement. We are also developing other third-party services and products for our platform as we recently entered into an agreement with Sure Inc. to offer rental insurance. Our goal is to have a fully integrated platform with the third-party service providers within 24 months.

Over the past years Rentberry concentrated on its brand recognition and user growth. At the same time, the Company successfully tested various monetization channels. Throughout 2023, Rentberry plans to continue rolling out various monetization functionality on the platform. To date, the Company has been primarily funded through offerings of securities.

The Company's operating expenses consist of general and administrative expenses and selling and marketing expenses. Our general and administrative expenses include team salaries, office rent, servers and other similar type of expenses. Our selling and marketing expenses include social media advertising, salaries and google ads and other similar type of expenses.

Our ability to continue as a going concern is dependent on the Company's ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises the risk that the Company may not continue as a going concern.

These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Results of Operations

Fiscal years ended December 31, 2022 and December 31, 2021

Revenue

For the fiscal year ended December 31, 2022 ("FYE 2022"), the Company had revenue from operations of $289,861 compared to revenue from operations of $99,599 for the fiscal year ended December 31, 2021 ("FYE 2021"). The increase in revenue of $190,262 is primarily attributable to the services that were offered to its customers. The Company's revenue to date has largely come from testing various monetization channels on the platform, and the increase represents wider usage of our platforms.

Operating Expenses

The Company's total operating expenses increased to $5,114,054 for FYE 2022 compared with $4,951,989 for FYE 2021, a $162,065 increase. The primary drivers of the increase were:

- A $1,392,214 increase in selling and marketing expenses related to the increase in social media ads, such as Facebook, Twitter and Google Ads related to Website/Campaign

- A $1,230,149 decrease in general and administrative expenses as a result of optimized business operations.

Overall, we experienced a net loss of $4,824,193 for FYE 2022 compared to a net loss of $4,852,390 for FYE 2021.

Seasonality

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. We recognize that in the future seasonality may adversely affect our business and cause our results of operations to fluctuate and, depending on our financial circumstances, we may need to seek additional financing to fund operations during seasonal lows.

Liquidity and Capital Resources

Cash and Cash Equivalents

As at December 31, 2022 and December 31, 2021, the Company had $5,381,095 and $2,577,803, respectively, in cash and cash equivalents. The increase of $2,803,292 during FYE 2022 was due to the funds raised via Regulation A and Regulation Crowdfunding. We believe current capital will be able to fund operations for the next 30 months. The Company intends to use it for the salaries for current employees to cover engineering and business development, marketing, paying servers and Google (for utilizing their Google Maps API). For the remainder of 2022, we anticipate our average burn rate between $200,000-$250,000 per month.

Fixed Assets

During the fiscal year ended December 31, 2021, the Company acquired an apartment in Kyiv, Ukraine for $465,000 which is carried as an asset on our FYE 2022 balance sheet at $463,264. The Company has sold this apartment for $100,000 on March 23, 2023. The current conflict in Ukraine had a material and negative impact on the value of that property.

Sources of Liquidity

We have increased net cash used in operating activities to -$4,993,146 for FYE 2022 compared to -$3,986,256 for FYE 2021. The main driver in the increase in cash was the Company was provided $892,185 in cash in accounts receivable in FYE 2021, while during the same period in 2022, the Company used $130,953 in cash, this was due to the write-off of accounts receivables in 2021.

To date the Company has been financed by the proceeds of its offerings of securities. Our Regulation A offering terminated on November 4, 2022, and we raised net proceeds of $10,315,812 from the sale of our Common Stock. Those proceeds were used for marketing, advertising, business development and salaries. We also conducted an offering of our Common Stock in reliance on Regulation Crowdfunding beginning November 15, 2022, and ending on February 14, 2023. We raised approximately $240,577 in net proceeds that were used to fund marketing, advertising, business development and salaries. The Company intends to engage in additional capital raises in the near future.

Indebtedness

The Company does not have any material terms of indebtedness.

Trend Information

Our primary goal is to onboard properties that the Company can offer as available for mid-term rental duration on our platform, add services that monetize our platform, and grow our monthly active users. We view the COVID-19 pandemic as a significant event in terms of our growth and the development of our platform services. As discussed in "Risk Factors," we view COVID-19 as potentially helping our business model of contact free rental services. We also view the ability to rent mid-term properties that are already furnished, without having to commit to a longer than one-year lease, as allowing people to easily move away from hotspots or uncomfortable climates and environments. However, COVID-19 may also cause people to decide that traveling from part of the country to another is too risky or that leaving the comfort of their current location is not desirable during a pandemic. Once the pandemic ends, people may alter their behavior and contact free renting may not be as important. Furthermore, employers may no longer want their employees to work from home after the end of the pandemic. Such a decision might result in people preferring traditional long-term leases or home ownership. We are unable to predict the duration and magnitude of this impact going forward.

The Company acquired an apartment in Kyiv, Ukraine but had to sell this property with the discount due to the situation with the war. See above, "—Liquidity and Capital Resources – Fixed Asset."

REGULATORY INFORMATION

Ongoing Reporting

The Company has filed all of its ongoing reports under Regulation Crowdfunding.

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Regulation A filings

The Company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

RENTBERRY, INC.

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

INDEPENDENT AUDITOR'S REPORT

April 10, 2023

To: Board of Directors, RENTBERRY, INC.
Re: 2022 and 2021 Financial Statement Audit

We have audited the accompanying consolidated financial statements of RENTBERRY, INC. (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2022 and 2021, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 18, 2022

RENTBERRY, INC.
BALANCE SHEET
As of December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 5,381,095	$ 2,577,803
Accounts receivable	130,953	0
Accounts receivable – related parties	524,140	115,000
Prepaid expenses	206,693	182,800
Other assets	97,808	0
Total current assets	6,340,689	2,875,603
Fixed assets, net of accumulated depreciation	463,264	457,548
Intangible assets, net of accumulated amortization	121,888	216,813
Security deposit	26,666	26,666
Total Assets	$ 6,952,507	$ 3,576,630
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 16,586	$ 15,368
Total current liabilities	16,586	15,368
Total Liabilities	16,586	15,368
STOCKHOLDERS' EQUITY		
Common Stock	3,374	3,374
Additional paid-in capital	19,428,517	12,430,181
Retained deficit	(12,495,970)	(8,872,467)
Accumulated Other Comprehensive Income	0	174
Total Stockholders' Equity	6,935,921	3,561,269
Non-controlling interest	0	(7)
Total Liabilities and Stockholders' Equity	$ 6,952,507	$ 3,576,630

RENTBERRY, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenues	$ 289,861	$ 99,599
Operating expenses		
General and administrative	3,127,436	4,357,585
Selling and marketing	1,986,618	594,404
Total operating expenses	5,114,054	4,951,989
Net Operating Loss	(4,824,193)	(4,852,390)
Interest income (expense), net	38,631	(1,803)
Depreciation and amortization (expense)	(26,667)	(17,078)
Other income (expense)	(325)	73,667
Realized loss on cryptocurrency	0	0
Tax (provision) benefit	0	0
Net Loss	$ (4,812,554)	$ (4,797,604)
Basic earnings per share	(0.18)	(0.17)
Diluted earnings per share	(0.18)	(0.17)
Other comprehensive income		
Unrealized loss on investments in cryptocurrency	0	(259)
Total comprehensive loss	$ (4,812,554)	$ (4,797,863)

RENTBERRY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Total Stockholders' Equity	Non-controlling Interest	Total
	Shares	Value						
Balance as of January 1, 2021	**28,779,514**	**$ 2,947**	**$ 7,638,372**	**$ 433**	**$ (4,074,856)**	**$ 3,566,896**	**$ (4)**	**$ 3,566,892**
Other comprehensive income				(259)		(259)	(3)	(262)
Issuance of common stock (Reg A issuances and conversion of SAFE instruments)	4,271,679	427	4,791,809			4,792,236		4,792,236
Net loss					(4,797,604)	(4,797,604)		(4,797,604)
Balance as of December 31, 2021	**33,051,193**	**$ 3,374**	**$ 12,430,181**	**$ 174**	**$ (8,872,460)**	**$ 3,561,269**	**$ (7)**	**$ 3,561,262**
Net comprehensive loss				(174)	(3,623,510)		7	(3,623,677)
Issuances of common stock and conversion of convertible instruments	20,562,675	1,987	6,996,349					6,998,336
Balance as of December 31, 2022	**53,613,868**	**$ 5,361**	**$ 19,426,530**	**$ 0**	**$ (12,495,970)**	**$ 6,935,921**	**$ 0**	**$ 6,935,921**

RENTBERRY, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Cash Flows from Operating Activities		
Comprehensive Income (Loss)	$ (4,812,554)	$ (4,797,604)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation and amortization	26,667	12,390
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	(130,953)	892,185
(Increase) Decrease in prepaid expenses and assets	(77,524)	(62,067)
Increase (Decrease) in accounts payable	1,218	(31,160)
Net cash used in operating activities	(4,993,146)	(3,986,256)
Cash Flows from Investing Activities		
(Acquisition) of fixed and intangible assets	(26,520)	(465,000)
Sale / (purchase) of other assets	0	(4,630)
Cash loaned to shareholders	(409,140)	(113,531)
Net cash provided by investing activities	(435,660)	(19,560)
Cash Flows from Financing Activities		
Proceeds from SAFE instruments	0	1,935,704
Proceeds from the issuance of stock, net	8,232,098	2,856,532
Net cash provided by financing activities	8,232,098	4,792,236
Net change in cash and cash equivalents	2,803,292	222,819
Cash and cash equivalents at beginning of period	2,577,803	2,354,984
Cash and cash equivalents at end of period	$ 5,381,095	$ 2,577,803

RENTBERRY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015 and has offices in San Francisco, California, and the Ukraine. Rentberry, Inc. is a home rental platform offering decentralized, global, long term rental solutions for tenants and landlords. The platform offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The Company is still in the testing phases and its activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop the platforms that will attract users.

Floorly, Inc. was incorporated under the laws of the State of Delaware on January 13, 2020 with the intent of taking Rentberry, lnc.'s platform and applying it to commercial space.

Happy Seniors, Inc. was incorporated under the laws of the State of Delaware on February 25, 2020 with the intent of taking Rentberry, lnc.'s platform and applying it to senior living space.

Going Concern
These financial statements are prepared on a going concern basis. Since inception, the Company has relied on raising securities to fund its operations. As of December 31, 2022, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The consolidated financial statements include the accounts of 1) Rentberry, Inc, 2) Floorly, Inc., and 3) Happy Seniors, Inc. (collectively, the "Company"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as determined by the

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Happy Seniors, Inc. are wholly owned subsidiaries of Rentberry, Inc. while Floorly, Inc. is majority owned at 99%.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as the ongoing COVID-19 pandemic and economic uncertainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

Additionally, the Company has material operations located in Ukraine where current military actions are taking place. This poses additional risks to the Company's people and assets that are outside the Company's control.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $5,381,095 and $2,577,803 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

In 2022 and 2021, the Company acquired fixed assets totaling $26,520 and $465,000.

As of December 31, 2022 and 2021, the Company had a net book value of fixed assets of $463,264 and $457,548, respectively.

Intangible Assets
The Company applied for and received a patent in 2017 and has capitalized the cost associated with obtaining the patent. The cost of the patent is being amortized over its legal live which is 20 years on a straight-line basis.

The Company capitalizes the costs of acquiring trademarks and amortizes those costs over their legal life which is 10 years on a straight-line basis.

The Company capitalizes the costs to acquire domain names which are not being amortized.

Amortization expense for the years ended December 31, 2022 and 2021 was $5,863 and $9,626, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2022 and 2021.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company is currently recognizing revenue from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue.

Accounts Receivable, Net

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

In 2021, the Company wrote off $892,185 of accounts receivable based on the collectability. In 2022, the Company did not have any additional, material write-offs of accounts receivable.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2022 and 2021.

NOTE 4 – STOCKHOLDERS' EQUITY

As of December 31, 2021, the Company has authorized 70,000,000 shares of common stock (and an additional 10,000,000 shares of preferred stock), with a par value of $0.0001 per share.

In 2021, the Company issued approximately 4 million shares of common stock in a securities offering exempt from registration under Regulation A in exchange for approximately $3.4 million in cash, net of offering costs. In 2022, the Company issued addition shares of common stock totaling approximately $7 million in cash, net of offering costs.

NOTE 5 – SAFES AND DEBT

Simple Agreements for Future Equity ("SAFE") Instruments
In 2021, the Company issued an additional SAFEs in the amount of $1,935,936 at a 20% discount rate and a pre-money valuation of $15,000,000. Those SAFE agreements converted to shares of common stock in the Company on December 31, 2021.

Total SAFE agreements as of December 31, 2021 was $0 subsequent to the conversions. No additional SAFE agreements were issued in 2022.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – SUBSEQUENT EVENTS

Sale of Apartment Asset
In March 2023, the Company sold its principle fixed asset, an apartment in Kyiv, Ukraine for $100,000. The Company had acquired the apartment in 2021 for $465,000.

Management's Evaluation
Management has evaluated subsequent events through April 10, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation
Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Francisco, State of California, on May 1, 2023.

RENTBERRY, INC.
(Issuer)

/s/ Oleksiy Lyubynskyy, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation
Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the
dates indicated.

/s/ Oleksiy Lyubynskyy
(Signature)

CEO, principal financial officer, principal accounting officer & Director
(Title)

05-01-2023
(Date)

/s/ Alex Svitiashchuk
(Signature)

Director
(Title)

05-01-2023
(Date)

/s/ Oleksandr Kotovskov
(Signature)

Director
(Title)

05-01-2023
(Date)